[THOMPSON HINE ATLANTA CLEVELAND DYTON WASHINGTON, D.C. CINCINNATI COLUMBUS NEW YORK]

December 9, 2011

Karen Rossotto

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Diamond Hill Funds: File Nos. 333-22075 and 811-08061

Dear Ms. Rossotto:

On October 11, 2011, Diamond Hill Funds (the “Trust”), on behalf of each of its Series (the “Funds”), filed Post-Effective Amendment No. 33 to its Registration Statement on Form N-1A (the “Amendment”). On November 29, 2011, you provided oral comments. The following is a summary of our understanding of your comments and the response from the Trust. Please note that the prospectus and Statement of Additional Information included in this Amendment relates only to Class Y shares of the Funds. Class A, Class C, and Class I shares are offered in a separate prospectus. Several of your comments relate to disclosure regarding the Funds’ principal investment strategies. In order not to have disclosure in the Class Y prospectus that is different from disclosure in the prospectus for the other share classes, we have decided not to make changes in responses to those comments at this time. Rather, we intend to comply with your comments when the Trust files its annual post-effective amendment in February 2012.

SEC GLOBAL COMMENTS

1. SEC COMMENT: Page 3 – Fee Table. Change caption to “Annual Fund Operating Expenses”.

The caption has been revised to insert the word “Fund” as recommended.

2. SEC COMMENT: Page 3 – Fee Table. Change caption to “Total Annual Fund Operating Expenses”.

The caption has been revised to insert the word “Fund” as recommended.

3. SEC COMMENT: Page 3 – Portfolio Turnover. In the second sentence, add “rate” between “turnover” and “may”.

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[THOMPSON HINE]

The word “rate” has been inserted between “turnover” and “may.”

4. SEC COMMENT: Page 5 – Performance Table. The Average Annual Total Return Table shows only Class A shares. Therefore, the inception date would not be “12/__/11”, but rather would the actual inception date of Class A shares for each fund.

The table has been updated to reflect the actual inception date of Class A shares for each Fund.

5. SEC COMMENT: Page 6 – Transaction Policies. State that the fund’s shares are redeemable.

The prospectus discloses that shares can be sold on any day that the fund is open for business.

SEC SPECIFIC COMMENTS

1. SEC COMMENT: Page 4 – Principal Investment Strategy. State that the Diamond Hill Small Cap Fund “invests at least 80% of its net assets (plus borrowings for investment purposes) in common stocks…”

The fund has never borrowed for investment purposes and does not intend to in the future. Therefore, the language has not been included as recommended.

2. SEC COMMENT: Page 4 – Principal Investment Strategy. State the capitalization range of the Russell 2000 Index as of the last reconstitution date. Also state whether the Diamond Hill Small Cap Fund invests in companies that are within the range is at the time of purchase or as of the reconstitution date.

The Fund will implement this recommendation in the annual update of its registration statement in February 2012.

3. SEC COMMENT: Page 4 – Principal Investment Strategy. Does the Diamond Hill Small Cap Fund invest in other investment companies as part of its principal investment strategy? If so, add disclosure to this section and the Risk section.

The Fund does not invest in other investment companies as part of its investment strategy. Therefore, no additional disclosure has been added.

4. SEC COMMENT: Page 6. – Dividends, Capital Gains and Taxes. “Withdrawal” in the last sentence should be “withdraw”.

The change has been made as recommended.

[THOMPSON HINE]

5. SEC COMMENT: Page 7 – Principal Investment Strategy. State that the Diamond Hill Small-Mid Cap Fund “invests at least 80% of its net assets (plus borrowings for investment purposes) in common stocks…”

The fund has never borrowed for investment purposes and does not intend to in the future. Therefore, the language has not been included as recommended.

6. SEC COMMENT: Page 7 – Principal Investment Strategy. State the capitalization range of the Russell 2500 Index as of the last reconstitution date. Also state whether the Diamond Hill Small-Mid Cap Fund invests in companies that are within the range is at the time of purchase or as of the reconstitution date.

The Fund will implement this recommendation in the annual update of its registration statement in February 2012.

7. SEC COMMENT: Page 7 – Principal Investment Strategy. Explain to the staff why the Russell 2500 is the appropriate benchmark for the Diamond Hill Small-Mid Cap Fund.

The Russell 2500 is a widely accepted benchmark for funds that invest in small cap and mid cap securities. The highest market capitalization of the Russell 2500 represents the top range of mid cap securities and the bottom range of the Russell 2500 index represents the bottom range of small cap securities.

8. SEC COMMENT: Page 7 – Principal Investment Strategy. Does the Diamond Hill Small-Mid Cap Fund invest in other investment companies as part of its principal investment strategy? If so, add disclosure to this section and the Risk section.

The Fund does not invest in other investment companies as part of its investment strategy. Therefore, no additional disclosure has been added.

9. SEC COMMENT: Page 8 – Performance. Something is missing in the second sentence between the words “compared” and “Because”.

The sentence has been revised to state: “The table shows the fund’s average annual total returns for certain time periods compared to the returns of a broad-based securities index. The bar chart and table provide some indication of the risks of investing in the fund.”

10. SEC COMMENT: Page 11 – Principal Investment Strategy. State that the Diamond Hill Large Cap Fund “invests at least 80% of its net assets (plus borrowings for investment purposes) in common stocks…”

The fund has never borrowed for investment purposes and does not intend to in the future. Therefore, the language has not been included as recommended.

[THOMPSON HINE]

11. SEC COMMENT: Page 11 – Principal Investment Strategy. State the capitalization range of the Russell 1000 Index as of the last reconstitution date. Also state whether the Diamond Hill Large Cap Fund invests in companies that are within the range is at the time of purchase or as of the reconstitution date.

The Fund will implement this recommendation in the annual update of its registration statement in February 2012.

12. SEC COMMENT: Page 11 – Principal Investment Strategy. Does the Diamond Hill Large Cap Fund invest in other investment companies as part of its principal investment strategy? If so, add disclosure to this section and the Risk section.

The Fund does not invest in other investment companies as part of its investment strategy. Therefore, no additional disclosure has been added.

13. SEC COMMENT: Page 15 – Example. The column entitled “Share Status” can be deleted.

The column has been deleted as requested.

14. SEC COMMENT: Page 18 – Fee Table. The sub-categories under Other Expenses should be indented.

The sub-categories have been indented in the table as recommended.

15. SEC COMMENT: Page 21 – Investment Objective. The Diamond Hill Strategic Income Fund has “income” in its name. Therefore, income should be its primary objective. The phrase “and an attractive total return” should be deleted from the objective or made a secondary objective.

Income is not a category covered by Rule 35d-1 under the Investment Company Act and the Trust does not believe that the addition of the total return phrase diminishes the Fund’s focus on income or is otherwise misleading.

16. SEC COMMENT: Page 16 – Principal Investment Strategy. Because the names rule does not apply to this fund, it is not necessary to require that 80% of the fund’s assets be invested in income producing securities.

The Fund will determine whether to implement this recommendation in the annual update of its registration statement in February 2012.

[THOMPSON HINE]

17. SEC COMMENT: Page 16 – Principal Investment Strategy. Are investments in derivatives a principal strategy? If not, references to them should be deleted. If so, risk disclosure needs to be added to the risk section.

Investments in derivatives are not a principal strategy for the Fund. References to derivatives will be deleted in the Fund’s annual update to its registration statement in February 2012.

18. SEC COMMENT: Page 33 – Portfolio Managers. In the last sentence of the last paragraph, the defined term “Trust” is used. However, the term was not previously defined.

The sentence has been revised to define Trust in the last paragraph.

19. SEC COMMENT: Page 33 – Pricing Your Shares. At the end of the first paragraph, add that short-term securities are those that mature in 60 days or less.

The language has been revised to state: “Short-term investments in fixed income securities with maturities of less than 61 days when acquired, or which subsequently are within 60 days of maturity, are valued by using the amortized cost method of valuation, unless it is determined that such practice does not approximate market value.”

20. SEC COMMENT: Page 33 – Pricing Your Shares. In the second paragraph, disclose that the foreign markets in which the fund buys securities may be open on days the US markets are closed, causing the fund’s NAV to change even though the fund is closed. If the fund does not invest in foreign securities, say so.

The following language has been included to disclose the differences when foreign markets are open but the US markets are closed: “Foreign markets in which the fund buys securities may be open on days the U.S. markets are closed, causing the fund’s NAV to change even though the fund is closed. In addition, securities trading on foreign markets present time zone arbitrage opportunities when events effecting portfolio security values occur after the close of the foreign market, bur prior to the close of the U.S. market.

21. SEC COMMENT: SAI Page 8 – Options Transactions. Should the word “net” in the last sentence of the second paragraph be “total”?

Yes, “net” has been replaced with “total” in the last sentence of the second paragraph.

22. SEC COMMENT: SAI Page 11 – Options Transactions. In the last sentence of the second to last paragraph, add “or its staff” after “Commission”.

The sentence has been revised to add “or its staff” after “Commission.”

[THOMPSON HINE]

23. SEC COMMENT: SAI Page 35 – Investment Limitations. Add “or group of companies” at the end of the first sentence of the Concentration Policy.

This limitation is a fundamental policy that cannot be changed without shareholder vote. Therefore, the Trust cannot make this change at this time.

24. SEC COMMENT: SAI Page 41 – Trade Allocation. Disclose whether the allocation of investment opportunities present conflicts of interest.

The following has been added to the last paragraph to clarify that potential conflicts of interest have been eliminated: After the blocked trades have been completed, the remaining trades for the Directed Brokerage Accounts are then executed in random order, through our portfolio management software. When a trade is partially filled, the number of filled shares is allocated on a pro-rata basis to the appropriate client accounts. Trades are not segmented by investment product. Thus, the Adviser’s policy has eliminated opportunities for conflicts of interest.

25. SEC COMMENT: SAI Page 44 – Trustees. Add “during Past 5 Years” to the “Other Directorships” caption.

The sentence has been revised to include “during Past 5 Years” as recommended.

26. SEC COMMENT: SAI Page 47 – Proxy Voting. Revise the last sentence of the last paragraph to refer to “Any conflict between the interests of the fund’s shareholders, on one hand, and those of the fund’s investment adviser or principal underwriter on the other.

The last sentence has been revised as recommended.

27. SEC COMMENT: SAI Page 51 – Portfolio Holdings Disclosure. Be more specific about ongoing arrangements to disclose portfolio holdings, including disclosing the identity of parties receiving the information. Also, disclose who decides when portfolio holdings can be disclosed.

The disclosure in the SAI has been updated as follows to be more specific about ongoing arrangements: The Fund discloses portfolio holdings as described in the Prospectus. After such information is released to the public as described in the Prospectus, it may be included in marketing materials, advertisements and presentations. In addition to the policies described in the Prospectus, the Fund may release or authorize the release of portfolio holdings that is not publically available for legitimate business purposes, provided that such disclosure is approved by the President, to third party service providers of the Fund or the Adviser, which include Citibank, N.A., the custodian; Citi Fund Services, the fund accountant; Ernst & Young, the Funds’ independent registered public accounting firm; Thompson Hine LLP, legal counsel; and the Funds’ financial

[THOMPSON HINE]

printer. The Funds currently have ongoing arrangements to disclose portfolio holdings information to Morningstar, Inc., FactSet Research Systems, Inc., ADP Investor Communication Services, Inc., Eze Castle Software LLC, and Advent Software. These service providers are required to keep such information confidential, and are prohibited from trading based on the information or otherwise using the information except as necessary in providing services to the Funds. Such holdings are released under conditions of confidentiality. “Conditions of confidentiality” include confidentiality terms included in written agreements, implied by the nature of the relationship (e.g., attorney-client relationship), or required by fiduciary or regulatory principles (e.g., custody services provided by financial institutions).

Portfolio holdings of the Fund will be disclosed on a quarterly basis on forms required to be filed with the SEC as follows: (i) portfolio holdings as of the end of each fiscal year ending December 31 will be filed as part of the annual report filed on Form N-CSR; (ii) portfolio holdings as of the end of the fiscal quarters ending March 31 and September 30 will be filed on Form N-Q; and (iii) portfolio holdings as of the end of the six-month period ending June 30 will be filed as part of the semi-annual report filed on Form N-CSR. The Trust’s Form N-CSRs and Form N-Qs will be available on the SEC’s website at www.sec.gov.

28. SEC COMMENT: SAI Page 51 – Portfolio Holdings Disclosure. Disclose how conflicts of interest related to disclosure of portfolio holding are disclosed.

See revised disclosure in Response #27.

29. SEC COMMENT: SAI Page 59 – Investment Performance. Disclose that past performance is no guarantee of future performance.

The statement has been included as recommended.

30. SEC COMMENT: SAI Page 60 – Non-standardized Performance. Explain the legal basis for including this information and how the performance information was calculated. Also, explain the differences between the two tables.

The non-standardized performance has been deleted.

31. SEC COMMENT: SAI Page 35 – Investment Limitations. Borrowing Money. In the paragraph following the Investment Limitations, add disclosure stating if assets coverage on borrowings falls below 300%, borrowings shall be reduced within three days thereafter to the extent that asset coverage of the borrowings will be at least 300%.

The statement has been included as recommended.

[THOMPSON HINE]

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declare the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

Best regards,

Michael V. Wible

cc:	(w/ attachment)

Gary Young

Dina Tantra